UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Showcases 4G WiMAX™ Infrastructure and Smart Grid Connectivity Solutions at UTC Telecom 2010 in Indianapolis Dated May 17 , 2010	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

Date: May 17 , 2010

EXHIBIT 1

Contacts Efrat Makov, CFO +972-3-645-6252 +760-517-3187 efrat.makov@alvarion.com	Claudia Gatlin, Investor Relations +212-830-9080 claudia.gatlin@alvarion.com

FOR IMMEDIATE RELEASE

Media Alert

Alvarion® Showcases 4G WiMAX™ Infrastructure and Smart Grid Connectivity Solutions at UTC Telecom 2010 in Indianapolis

Visit Alvarion May 23-26 at the Indianapolis Convention Center, Indianapolis Indiana, Booth #619

Indianapolis, Ind., May 17, 2010 — Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of 4G WiMAX and wireless broadband solutions, is showcasing its best-of-breed award-winning 4G WiMAX infrastructure and optimized smart grid connectivity solutions at UTC Telecom 2010 May 23 – 26 in Indianapolis. Alvarion will highlight its market leading 4G WiMAX technology which ensures low latency, QoS, scalable, real-time and secure broadband communication for mission critical grid devices.

Product Portfolio Highlights: Alvarion will showcase an extensive portfolio of WiMAX equipment for licensed, licensed-exempt, and 3.65 GHz quasi-licensed frequencies, including its BreezeMAX®, and BreezeMAX Extreme 3650.

Alvarion Smart Grid Session: Alvarion’s Eedo Liftshitz, director business development, will be part of a session discussing “4G WiMAX for the smart grid – why WiMAX?” being moderated by Monica Paolina, from Senza Fili.  This session will take place on Monday, May 24 from 4:30 to 5:45 p.m. in Room 108 and will focus on the smart grid solution implementation, specifically addressing wireless architecture, communications infrastructure and end-to-end system integration. The panel will also include vendor experts on smart meters, distribution automation, smart meter aggregation and end-to-end system integration to provide the perspective of the entire ecosystem.

Alvarion will also participate in a panel discussion on Tuesday, May 25 from 3:00 – 4:15 p.m. in room 104  titled “4G emerging technologies – what's right for you? - Part 2.” This panel discussion, hosted by Ashish Sharma, vice president of marketing for Alvarion, will provide an opportunity to ask questions about the next generation technologies from equipment manufacturers, carriers and utilities.

Alvarion’s broad portfolio of wireless solutions is ideally suited to build the next generation smart grid infrastructure. The industry leading portfolio includes WiMAX products for licensed, license-exempt, and 3.65 GHz quasi-licensed frequencies, point-to-point and point-to-multipoint license-exempt broadband wireless products, license-exempt backhaul products and a variety of end user devices for fixed and mobile services. Alvarion’s all IP solutions provide advanced features such as low latency, enhanced coverage and capacity, enhanced security based on standardized WiMAX protocol and quality of service. Because of the all IP nature, these solutions can be easily scaled and result in a very quick network rollout.

“Our all-IP end-to-end 4G WiMAX and wireless broadband portfolio for smart grid connectivity exemplifies innovation and leadership in this growing market,” said Ashish Sharma. “As the utilities look to create their smart grid architecture, our field proven solution based on the latest 4G technology will provide them with an optimal business case.”

About Alvarion
Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial WiMAX deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the inability of Alvarion to implement its  strategic initiatives to enable it to more effectively capitalize on market opportunities; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.